Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: DIRECTV

Commission File No.: 1-34554

AT&T/DIRECTV: Congressional Briefing June 18, 2014 2

Transaction Rationale and Public Benefits
Complementary Assets =
Better Bundles in More Places
Significant Content Cost
and Other Savings
Broadband Expansion
In-Region and Out-of-Region
Enhanced Video Across
All Screens
Downward pricing pressure on new
integrated AT&T/DTV bundle
Downward pricing pressure on cable bundles
and standalone cable video and broadband
Stronger competitor to cable and net positive
effect on consumer welfare
New FTTP to 2M locations
New fixed WLL to 13M rural locations
More BB and broader digital rights
support OTT
Result: Result:

The Parties’ Complementary Assets
•
Broadband-focused
-
Wireline broadband network in portions
of 22-state ILEC region
Fiber to the Node (FTTN)
Fiber to the Premises (FTTP)
IPDSLAM
DSL
-
Wireless network:  300M LTE POPs
•
Video offering under U-verse brand
through FTTN and FTTP only
-
< 25% of U.S. customer locations passed
(~27M CLs today growing to 33M)
-
Only 5.7M subs
-
Only 138,000 stand-alone video subs
-
No content holdings
•
Pure-play video
-
National DBS video offering
-
20M subscribers (stalled US growth)
•
Not capable of offering integrated
broadband
-
Dependent on other providers to offer
“synthetic” video/broadband double-
play
•
Limited Content Holdings
-
Minority interests in Game Show
Network, MLB Network, NHL Network,
handful of others
-
3 RSNs (none in AT&T footprint)
AT&T DIRECTV

Transaction Rationale: AT&T • U-verse video is sub-scale (5.7M subs) and has limited footprint 5

Transaction Rationale:  DIRECTV
•
Demand for standalone video is shrinking while demand for bundles is large and growing
•
Satellite cannot offer competitive broadband/DIRECTV's growth has stalled in the U.S.
•
As a pure video play, DIRECTV faces unsustainable content cost growth
•
Cable's bundle and broadband infrastructure give it a competitive advantage that
DIRECTV cannot match on its own.  Two recent Comcast ads exploit that issue:
“Are you missing out with
satellite and slow DSL.”
“We left satellite because they
couldn’t offer a really good
Internet package.”

Public Benefits:  Better Bundle for Consumers
•
New integrated DBS/BB bundle to meet consumer demand
-
Where AT&T does not offer video in-region, consumers will have new bundle option for DBS/IPDSL or DBS/DSL
-
Where AT&T offers video in region, consumers may choose fiber or
DBS video to bundle with AT&T high-speed broadband
-
Fixed WLL expansion allows bundling of DBS/fixed WLL in rural areas in 48 states
-
Better than “synthetic” bundle between two independent companies
•
DBS/mobile bundled offering throughout the country
•
New bundles provide strong competitive alternatives to bundles from cable companies

Significant Content Cost and Other Savings Drive Benefits
•
New combination of DBS, wireline, and wireless platforms deliver much more value to content providers, create opportunities for significant content cost savings
•
AT&T’s current content costs are ~60% of revenue
•
Within five years, the transaction will reduce AT&T’s expected per-subscriber content costs by ~20% or more (conservative)
•
Other savings:  customer premises equipment, OTT streaming
technology, service delivery, customer care, video infrastructure,
G&A
•
Greatly reduces cost disadvantage vs. cable, in particular,
Comcast/TWC

Public Benefits:  Broadband Expansion
Commitment:
New FTTP deployment to 2M
customer locations
Speeds up to 1 Gbps
Vast majority of these locations
only have access to AT&T DSL or
do not have access to any AT&T
wireline broadband offering
Deployment in addition to any
further expansion justified by
changes in the constantly
evolving competitive landscape
Commitment:
Fixed Wireless Local Loop (“WLL”)
to 13M customer locations
Improved bundles and cost savings fundamentally and permanently improve the economics of AT&T’s investment in broadband
Deployment largely in rural
areas, both in-region and across
the country
Designed to compete with
wireline broadband services
advertised at 15-20 Mbps speeds
Usage allowance that should
satisfy customer needs

Public Benefits: Post-Transaction Fixed WLL Coverage 10

Public Benefits:  Enhanced Video Options Across All Screens
•
Consumers want to watch what they want, when they want,
where they want
•
Combination of complementary assets and expertise drives
development of innovative new products and services
-
e.g.,
DIRECTV hardware and software expertise + AT&T distribution
networks and proficiency in transporting data
•
Combined company will be an attractive partner for content
providers
-
Able to negotiate for the flexible digital rights required to design and structure new OTT programming services
•
Combined company will have freedom and flexibility to evolve with consumer demand and develop OTT offerings tailored to
consumer desires

Promotion of Competition:  No Overlap in Bundles
•
AT&T bundles unprofitable video with broadband to increase
broadband sales in its footprint
-
97+% of U-verse video customers subscribe to a bundle
•
DIRECTV has no broadband product to offer
-
“Synthetic” bundles offered through contracts with broadband providers do not effectively compete with integrated bundles
•
Thus, no competitively significant overlap between AT&T and
DIRECTV in the product that consumers overwhelmingly demand:
an integrated video/broadband bundle from one provider
-
A product cable offers throughout the country
•
Combining complementary products will create downward pricing pressure on bundles, including cable bundle

Promotion of Competition:  Limited Overlap in Standalone Video
•
AT&T's video footprint is limited, but where there is overlap AT&T and DIRECTV are not particularly close competitors
•
Cable has largest share in video and significant content cost and bundling advantages
•
AT&T focuses on competing with the cable bundle
-
Marketing efforts focused almost exclusively on bundles rather than standalone video
•
DIRECTV competes primarily with cable and DISH
-
DIRECTV focuses on video, its only product, not on resale of third party broadband
•
DIRECTV pricing for new customers is predominantly national

Promotion of Competition:  Disruptive New Entrants
•
Google announced expansion of 1 Gbps fiber networks in up to
34 cities in 9 metro areas
•
Other overbuilders already present in many AT&T DMAs
•
OTT entry and adoption are accelerating
-
Cord-cutters, cord-shavers, and cord-nevers increasing
-
Netflix, e.g., has far more US
subs (>36m) than any MVPD
-
MVPDs are responding to OTT
-
OTT is driving demand for higher broadband speed

Commitments Further Promote Competition
•
New Fixed WLL deployment to 13M customer locations within 4
years of close
•
New FTTP deployment to 2M customer locations within 4 years of close
•
Continue 2010 Open Internet protections for 3 years after close
•
Standalone wireline broadband at reasonable market-based
prices, including a service of at least 6 Mbps down (where feasible)
at guaranteed prices for 3 years after close
•
Standalone DBS video offered at nationwide package prices and other material terms that are the same for all customers, within or outside AT&T ILEC footprint, for 3 years after close

Cautionary Language Concerning Forward-Looking Statements
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and DIRECTV, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.
Such statements are based upon the current beliefs and expectations of the management of AT&T and DIRECTV and are subject to significant risks and uncertainties outside of our control.
Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated,
(4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in AT&T’s and
DIRECTV’s filings with the Securities and Exchange Commission. Neither AT&T nor DIRECTV is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T and DIRECTV. In connection with the proposed merger, AT&T intends to file a registration statement on Form
S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). STOCKHOLDERS OF
DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY
STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED
MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and DIRECTV, without charge, at the SEC’s website at http://www.sec.gov.
Copies of
documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website at
http://www.att.com/investor.relations. Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV’s investor relations website at http://investor.directv.com.
Participants in Solicitation
AT&T and its directors and executive officers, and DIRECTV and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger.
Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2014 Annual
Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.